Exhibit 12.1

Buckeye Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	2007	2008	2009	2010	2011
Earnings:
Income from continuing operations (1)	$22,921	$26,477	$49,594	$43,080	$108,501
Equity income (greater than) less than distributions	(135)	(2,875)	(2,871)	3,316	(3,778)
Less: capitalized interest	(1,469)	(2,355)	(3,401)	(2,499)	(7,582)

Total earnings	$21,317	$21,247	$43,322	$43,897	$97,141

Fixed Charges:
Interest and debt expense	$51,721	$75,410	$75,147	$89,169	$119,561
Capitalized interest	1,469	2,355	3,401	2,499	7,582
Portion of rentals representing an interest factor	3,910	6,723	7,052	7,092	10,039

Total fixed charges	$57,100	$84,488	$85,600	$98,760	$137,182

Earnings available for fixed charges	$78,417	$105,735	$128,922	$142,657	$234,323

Ratio of earnings to fixed charges	1.37	1.25	1.51	1.44	1.71

(1)	Excludes income attributable to noncontrolling interests.